Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

KT Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-100251)on Form F-3 of KT Corporation of our report dated May 10, 2006, with respect to the consolidated balance sheets of KT Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of earnings and retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2005, which report, which is partially based on the report of other auditors, appears in the December 31, 2005, annual report on Form 20-F of KT Corporation.

KPMG Samjong Accounting Corp.
Seoul, Korea
June 26, 2006